November 14, 2017

VIA EDGAR

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Wray

Re:	Presidio, Inc.
Registration Statement on Form S-1
File No. 333-221553

Dear Ms. Wray:

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of Preliminary Prospectus, dated November 14, 2017, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as representatives of the several underwriters advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m., New York City Time, on November 16, 2017, or as soon as practicable thereafter.

[Signature Pages Follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC

CITIGROUP GLOBAL MARKETS INC.

As Representatives of the several Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Paul J. Mule
Name:	Paul J. Mule
Title:	Executive Director

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Chris Chung
Name:	Chris Chung
Title:	Director

[Signature Page to Acceleration Request]